

December 22, 2011

Via E-Mail
Mr. Robert J. Palmisano
Chief Executive Officer
Wright Medical Group, Inc.
567 Airline Road
Arlington, TN   38002

> **Re: Wright Medical Group, Inc.**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed February 11, 2011**
> **File No. 0-32883**

Dear Mr. Palmisano:

We have reviewed your response dated December 14, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Note 17 – Segment Data, page 82

1.   We note your response to prior comment 4. You state that although your chief operating decision maker receives information regarding sales, gross margin and operating profitability by geographic location, he does not use such information to make resource allocation decisions. Please address the following:

- Provide us with a more complete analysis of how you considered FASB ASC 280-10-50-1(b). In this regard, your response does not address whether this information is used in assessing performance.

- In light of your assertion that your chief operating decision maker does not utilize this information in making resource allocation decisions, explain to us in greater detail the specific reasons why such information is included in the package provided to your chief operating decision maker.

- Since information regarding results by geographic location is included in the package provided to your chief operating decision maker, it would appear that such information would inherently be considered in the decisions regarding resource allocation, whether directly or indirectly. Explain in greater detail why you believe that resource allocation decisions are made exclusive of this information that has been provided to your chief operating decision maker. Discuss how you are able to ensure that such information is not considered in making resource allocation decisions.

- In order to provide greater insight into your resource allocation decisions, please provide us with additional information regarding how you developed your plans in regards to the September 2011 restructuring, including the information your chief operating decision maker used to evaluate the restructuring plan prior to approval.

- In order to assist us in our evaluation of your segment disclosures, please provide us with a sample of the reporting package provided to your chief operating decision maker.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief